AllianzGI Convertible & Income Fund II Changes in Investment Policy
August 31, 2014

Changes in Investment Policy:

Effective March 11, 2014, the Funds rescinded their non-fundamental investment policy to maintain a weighted average maturity typically ranging from five to ten years with respect to the portion of their portfolio allocated to income-producing convertible securities.